UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

Floor 5, Building 2, Yaxin Science & Tech Park,

No.399 Shengxia Road

Pudong New Area

Shanghai, 201203

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                       ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes                    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212007) OF LIGHTINTHEBOX HOLDING CO., LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Appointment of a director and board committee members

The Board is pleased to announce that Dr. Hanhua Wang was appointed, effective April 8th, 2020, as the chairperson of the audit committee of the Board (the “Audit Committee”), a member of the compensation committee and the corporate governance and nominating committee of the Board, respectively, to fulfill the vacancies in the committees. Dr. Wang has ample financial management experience including overseeing the operation and financial condition of the company when he was the President of Amazon.cn and the VP of Amazon.com. During the period, he regularly reviewed accountant reports and discussed financial matters with other management.

The Board is also pleased to announce that Dr. Lei Deng was appointed, effective April 8th, 2020, as an independent director to fulfill the vacancy on the Board, and in connection therewith, appointed as a member of the Audit Committee.

Dr. Deng is a senior partner since 2004 at China Commercial Law Firm, a leading and full-service law firm in China. In addition, Dr. Deng has over 13 years of corporate governance experience in listed companies. Dr. Deng serves as an independent director in various listed companies including Shenzhen Huaqiang Industrial Co., Ltd., and China Fangda Group Co., Ltd. Dr. Deng is also a consultant for Shenzhen Stock Exchange, providing advisory and legal services to governments and enterprises on corporate governance and capital market regulations.

Dr. Deng obtained his Bachelor and Master’s degree in law from Huazhong University of Science and Technology, and his Doctor’s degree in law from Zhongnan University of Economics and Law.

The Board has determined that both Dr. Wang and Dr. Deng satisfied the criteria of an “independent director” within the meaning of Section 303A.02 of the New York Stock Exchange Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LightInTheBox Holding Co., Ltd.

By:	/s/ Jian HE
Name:	Jian HE
Title:	Chief Executive Officer

Date: April 9th, 2020